UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2019

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

4501 Magnolia Cove Drive Suite 106
Houston, TX 77345
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Orion Engineered Carbons S.A. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual General Meeting”) and an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”, and together with the Annual General Meeting, the “General Meetings”) on April 16, 2019. The Company’s shareholders approved and adopted all matters submitted to them at the General Meetings, which matters are described in the Company’s report on Form 6-K dated March 1, 2019. In accordance with Article 12 of the Articles of Association of the Company, the resolutions of the Extraordinary General Meeting were adopted by a majority of at least two-thirds of the votes validly cast at the meeting.
The results of votes on the matters adopted by the Annual General Meeting are as follows:

1.	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2018.

For	Against	Abstentions
37,524,504	14,452	74,321

2.	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2018.

For	Against	Abstentions
37,516,098	14,721	82,458

3.	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 40,526,180.56 during the financial year that ended on December 31, 2018.

For	Against	Abstentions
37,524,356	18,287	70,626

4.	Discharge of the current members of the Board of Directors for the performance of their mandates during the financial year that ended on December 31, 2018.

For	Against	Abstentions
37,372,867	96,172	144,238

5.	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2018.

For	Against	Abstentions
37,235,405	237,444	140,428

6.
Appointment of an independent auditor (Réviseur d’Entreprises agréé) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2019.

For	Against	Abstentions
37,440,598	167,021	5,658

7.
Approval of compensation of the Board of Directors for the period commencing on January 1, 2019, and ending on December 31, 2019, consisting of (i) an aggregate cash amount of EUR 740,000 to be paid to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director, other than those receiving salary from the Company or its affiliates, in the form of equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

For	Against	Abstentions
37,122,032	252,017	239,228
The results of votes on the matters adopted by the Extraordinary General Meeting are as follows:

1.
Partial Renewal of the Company’s authorized share capital concerning up to five million shares under Article 6 of the Company’s articles of association for a period of five years starting from the date of the Extraordinary General Meeting and respective amendment of the Company’s articles of association.

For	Against	Abstentions
30,527,424	74,627	11,415
The amended and restated Articles of Association of the Company, reflecting the amendments approved by the Extraordinary General Meeting, are attached as Exhibit 1.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer
  Date: April 16, 2019

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Orion Engineered Carbons S.A. as in effect commencing April 16, 2019